Exhibit 99.2

Abivax Announces Appointment of Dominik Höchli, MD to Board of Directors

•	Industry veteran brings deep immunology expertise ahead of key Phase 3 data readout in ulcerative colitis expected in Q3 2025

PARIS, France, April 22, 2025, 10:00 pm CEST – Abivax SA (Euronext Paris: FR0012333284 – ABVX / Nasdaq: ABVX) (“Abivax” or the “Company”), a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases, today announced the appointment of Dominik Höchli, MD to the Board of Directors of Abivax, effective immediately.

Dr. Höchli brings over two decades of leadership experience in global biopharma, most notably a 20-year tenure at AbbVie/Abbott, where he served as Vice President of Global Marketing for Immunology and later as Head of Global Medical Affairs. His strategic expertise in medical affairs and product positioning—particularly within competitive immunology markets—will be instrumental as Abivax prepares for the upcoming Phase 3 data readout for the 8-week induction trial in ulcerative colitis expected in Q3 2025.

In addition to his experience at AbbVie, Dr. Höchli served as Interim CEO of Catapult Therapeutics, a hematology-oncology company, from 2021 to 2024. He is also the founder of Abinode, a pharmaceutical strategy consulting firm, and currently serves on the Board of Directors at Molecular Partners AG, where he is a member of both the Audit Committee and the Research & Development Committee.

Sylvie Grégoire, Chair of Abivax Board of Directors, commented: “We are delighted to welcome Dominik to the Board at such a pivotal moment for Abivax. His extensive background in global medical strategy and commercialization within immunology will be invaluable as we approach key clinical and regulatory inflection points for obefazimod.”

Dr. Dominik Höchli added: “I’m excited to join the Board at a time when Abivax is entering a critical phase of clinical development and to support the company’s efforts to bring obefazimod to patients living with ulcerative colitis and Crohn’s disease.”

About Abivax

Abivax is a clinical-stage biotechnology company focused on developing therapeutics that harness the body’s natural regulatory mechanisms to stabilize the immune response in patients with chronic inflammatory diseases. Based in France and the United States, Abivax’s lead drug candidate, obefazimod (ABX464), is in Phase 3 clinical trials for the treatment of moderately to severely active ulcerative colitis. More information on the Company is available at www.abivax.com. Follow Abivax on LinkedIn and on X, formerly Twitter, @Abivax.

Contact:

Patrick Malloy

SVP, Investor Relations, Abivax

patrick.malloy@abivax.com

+1 847 987 4878

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements, forecasts and estimates, including those relating to the Company’s business objectives. Words such as “anticipate,” “continue,” “expect,” “forward,” “potential” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements include statements concerning or implying the therapeutic potential of Abivax’s drug candidates, Abivax’s expectations regarding the availability of data and timing of reporting results from its clinical trials, including its Phase 3 ABTECT-1 and ABTECT-2 induction trials and Phase 3 ABTECT maintenance trial, and other statements that are not historical fact. Although Abivax’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks, contingencies and uncertainties, many of which are difficult to predict and generally beyond the control of Abivax, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. A description of these risks, contingencies and uncertainties can be found in the documents filed by the Company with the French Autorité des Marchés Financiers pursuant to its legal obligations including its universal registration document (Document d’Enregistrement Universel) and in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 24, 2025 under the caption “Risk Factors.” These risks, contingencies and uncertainties include, among other things, the uncertainties inherent in research and development, future clinical data and analysis, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug candidate, as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, and the availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements. Special consideration should be given to the potential hurdles of clinical and pharmaceutical development, including further assessment by the Company and regulatory agencies and IRBs/ethics committees following the assessment of preclinical, pharmacokinetic, carcinogenicity, toxicity, CMC and clinical data. Furthermore, these forward-looking statements, forecasts and estimates are made only as of the date of this press release. Readers are cautioned not to place undue reliance on these forward-looking statements. Abivax disclaims any obligation to update these forward-looking statements, forecasts or estimates to reflect any subsequent changes that the Company becomes aware of, except as required by law. Information about pharmaceutical products (including products currently in development) that is included in this press release is not intended to constitute an advertisement. This press release is for information purposes only, and the information contained herein does not constitute either an offer to sell, or the solicitation of an offer to purchase or subscribe for, securities of the Company in any jurisdiction. Similarly, it does not give and should not be treated as giving investment advice. It has no connection with the investment objectives, financial situation or specific needs of any recipient. It should not be regarded by recipients as a substitute for exercise of their own judgment. All opinions expressed herein are subject to change without notice. The distribution of this document may be restricted by law in certain jurisdictions. Persons into whose possession this document comes are required to inform themselves about and to observe any such restrictions.